Exhibit 99.1

Moolec Science SA

(Registered Company No. 421988)

c/o Ogier Global (Cayman) Limited, 89 Nexus Way,

Camana Bay,

Grand Cayman KY1-9009, Cayman Islands

(the “Company”)

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NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

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1	Notice

An extraordinary general meeting of the shareholders of the Company (the “EGM”), will be held on June 16, 2025, at 9:00 am (Eastern Daylight Time) at Park 10, Uruguay 6991, Victoria, B1609, Buenos Aires, Argentina.

2	Agenda of the EGM

The EGM and any or all adjournments thereof will be held for the purpose of considering, and if thought fit, passing the following resolutions:

(i) To approve, by ordinary resolution, the Business Combination Agreement, as disclosed in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on April 17, 2025 (Commission File No. 001-41586), pursuant to Rules 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

RESOLVED, as an ordinary resolution, that the entry by the Company into the Business Combination Agreement dated as of April 17, 2025 (the “BCA”) by and among, Moolec Science SA, the Bioceres Group Initial Shareholders, Union Group, Nordelis, Bioceres Group, Gentle Tech, Nutrecon and Theo (each such term as defined therein), and the consummation of the transactions contemplated by the BCA, including the issuance of the consideration thereunder, and the performance of the Company of its obligations thereunder and thereby be ratified, approved, adopted and confirmed in all respects.

(ii) To approve, by ordinary resolution, the performance of the former and current members of the Board in the exercise of their duties in connection with the BCA and the transactions contemplated therein. Authorizations

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, to: (i) ratify and approve all actions taken by the current and former directors, on behalf and in the name of the Company in connection with the BCA and the transactions contemplated therein between April 17, 2025 and the date hereof; and (ii) authorise the board of directors of the Company, any lawyer at Linklaters LLP, Ogier (Cayman) LLP and Ogier Global (Cayman) Limited, each of them acting individually, with power of substitution, on behalf and in the name of the Company, to take all actions required in connection with the BCA and the transactions contemplated therein, and the filing of all necessary documents with the Cayman Islands Registrar of Companies.”

3	Key dates

May 30, 2025, at 11:59 p.m. (Eastern Daylight Time)	Record Date
June 12, 2025, at 11:59 p.m. (Eastern Daylight Time)	Deadline to submit proxies
June 16, 2025, at 9:00 a.m. (Eastern Daylight Time)	EGM held

4	Right to participate at the EGM, and voting procedures

4.1	Shareholders

The following persons who comply with the procedures below, and who hold shares on May 30, 2025, at 11:59 p.m. (Eastern Daylight Time) (the “Record Date”) are eligible to attend and vote at the EGM, either in person or by proxy:

●	registered shareholders of the Company; and

●	beneficial owners of the Company’s shares traded on the Nasdaq Global Select Market.

Each shareholder is entitled to one vote for each ordinary share held of record by such shareholder as of the Record Date, on each matter submitted to a vote at the EGM.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through the Depository Trust Company) have the right to instruct their nominee or broker on how to vote with a voter instruction form, or as may otherwise be established by the nominee or broker. Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a “legal proxy” which allows the beneficial owner to vote his or her shares directly. Beneficial owners who do not vote via their brokers or nominees in accordance with the instructions received or who do not have a legal proxy are not eligible to vote.

A shareholder who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that shareholder. A proxyholder need not be a shareholder.

4.2	Voting procedure

The Company urges each shareholder to cast its vote at the EGM by completing, signing, dating and returning the form of proxy made available by the Company for use at the EGM in accordance with the instructions below (the “Proxy”).

Each Proxy must be submitted in accordance with the information contained therein such that it is received no later than on June 12, 2025, at 11:59 p.m.(Eastern Daylight Time) (the “Voting Deadline”).

The Company has sent by post and / or email to each shareholder as of the Record Date, the notice and a form of Proxy, together with a control number.

Shareholders may also vote in person at the EGM. All shareholders must present valid government issued photo identification documentation to attend the EGM, as well as a proof of ownership of shares of the Company as at the Record Date. Admittance of shareholders to the EGM and acceptance of Proxies will be governed by Cayman Islands law and the articles of association of the Company, adopted by special resolution effective 29 May 2025.

A holder of shares held through the operator of a securities settlement system of with a depositary wishing to attend the EGM must provide the Company with a certificate issued by such operator or depositary certifying the number of shares recorded in the relevant account on the Record Date. Such certificate must be provided to the Company no later than three (3) business days prior to the date of the EGM. If you plan to attend the EGM, you are kindly requested to notify the Company thereof in writing and provide your name, address and telephone number and any other necessary materials before June 10, at 11:59 p.m. (Eastern Time) to the Company at Park 10, Uruguay 6991, Victoria, B1609, Buenos Aires, Argentina, or by email to florencia@moolecscience.com.

4.3	Supporting documents and information

All proxy materials, forms and all supporting documents can be downloaded from the Company’s website https://ir.moolecscience.com/ and a copy of the Business Combination Agreement can be downloaded at EDGAR - MLEC 6-K (https://www.sec.gov/Archives/edgar/data/1937737/000121390025033070/0001213900-25-033070-index.htm)

A copy of the BCA was disclosed in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on April 18, 2025 (Commission File No. 001-41586), pursuant to Rules 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

The Company will on a best efforts basis provide responses to questions at the EGM.

4.4	Personal Data

In connection with the EGM, the Company is required to collect certain data including personal data in order to confirm the identity of individual shareholders or shareholder representatives for the purpose of carrying out the EGM and to comply with applicable laws and regulations. Such personal data may include the contact details and identification details of shareholders (name, address, date of birth, ID number, etc.). By submitting a Proxy, you confirm that you understand the fact that the personal data will be collected, processed and used in connection with the EGM including for the purpose of the organization of the EGM and the voting on the resolutions in accordance with the Company’s articles of association and applicable laws.

If you choose not to share personal data with us, you will not be able to participate and vote in the EGM.

The Company is the data controller for any personal data that is collected in connection with the EGM. A controller is the entity that decides why and how your information is processed.

We may disclose your personal data to certain entities to the extent required to perform the various activities related to the EGM. In particular, your personal data may be disclosed to Linklaters LLP, Ogier (Cayman) LLP and Continental Stock Transfer & Trust Company. If we do this, we will require such third parties to protect the confidentiality and privacy of the personal data and to use such information solely for the purposes for which such information is shared. The Company will ensure that transfers of personal data to such third parties will be carried out in compliance with applicable data protection laws and regulations and in particular, will establish suitable safeguards to ensure that such transfers are carried out in compliance with applicable data protection laws and regulations.

Personal data will be retained no longer than necessary for the purposes indicated hereinabove, unless otherwise required by applicable laws or regulations.

Under certain circumstances, you have rights under data protection laws in relation to your personal data. In particular, you have a right to (i) to be informed as to how we collect and use your personal data; (ii) obtain a copy of your personal data; (iii) require us to stop direct marketing; (iv) have inaccurate or incomplete personal data corrected; (v) withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (vi) be notified of a data breach (unless the breach is unlikely to be prejudicial); (vii) obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we taken to ensure the security of personal data, and any information available to us as to the source of your personal data; (viii) complain to the Office of the Ombudsman of the Cayman Islands; and (ix) require us to delete your personal data in some limited circumstances.. To exercise these rights or if you have any other data protection queries, please contact us by email at florencia@moolecscience.com.

More information on how we process your data and your rights with respect thereto can be found in our privacy policy, available on our website https://ir.moolecscience.com/.

By order of the Board of Directors of Moolec Science SA

/s/ José Lopez Lecube
Director	José Lopez Lecube
Date:	June 2, 2025

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